INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------


To the Board of Directors of
UMB Scout Stock Fund, Inc.,
UMB Scout Stock Select Fund
    and
the Securities and Exchange Commission:

RE:  UMB Scout Stock Fund, Inc.
     UMB Scout Stock Select Fund
     Form N-17f-2
     File Number 811-3557


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, with respect to securities of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP


Kansas City, Missouri
August 8, 2003

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


----------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                   Date examination completed:

    811-3557                                                             June 30, 2003
----------------------------------------------------------------------------------------------------
2. State Identification Number:
----------------------------------------------------------------------------------------------------

AL  *            AK  02 02194        AZ  8468         AR  85-M1011-01  CA  504-5890    CO IC-91-02-936
----------------------------------------------------------------------------------------------------

CT  214196       DE  8682            DC  60012565     FL  *            GA  SC-1501     HI  *
----------------------------------------------------------------------------------------------------

ID  48845        IL  0252615         IN  85-0334 IC   IA  I-19089      KS  83S0000724  KY   M34790
----------------------------------------------------------------------------------------------------

LA  83613        ME  MFN207989       MD  SM19 980017  MA  02027310     MI  935640      MN  R-28087.1
----------------------------------------------------------------------------------------------------

MS  MF-98-01-005 MO  Q-MT-1290       MT  9204         NE  11064        NV  *           NH  *
----------------------------------------------------------------------------------------------------

NJ  MF-0645      NM  355322          NY  S 27 53 17   NC  *            ND  U561        OH  37103
----------------------------------------------------------------------------------------------------

OK  SE-2066424   OR  2001-1466       PA  87-08-112MF  RI  *            SC  MF11218     SD 10196
----------------------------------------------------------------------------------------------------

TN  RM02-2093    TX  C 39438-005-11  UT  006-6364-13  VT  1/16/98-22   VA  117744      WA  60019807
----------------------------------------------------------------------------------------------------

WV  MF-24121     WI  341393-03       WY  20518        PUERTO RICO
----------------------------------------------------------------------------------------------------


Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select
       Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Stock Fund, Inc.
------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI  53233
------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


-----------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: Date examination completed:

    811-3557                                                   June 30, 2003
-----------------------------------------------------------------------------------------------------
2. State Identification Number:
-----------------------------------------------------------------------------------------------------

AL  *            AK  02 03564       AZ  23260        AR  85-M1011-02  CA  504-5890      CO IC-91-02-936
-----------------------------------------------------------------------------------------------------

CT  1001460      DE  9071           DC  60012566     FL  *            GA  SC-1501       HI  *
-----------------------------------------------------------------------------------------------------

ID  50643        IL  0252615        IN  85-0334 IC   IA  I-44126      KS  1999S0001138  KY  M34790
-----------------------------------------------------------------------------------------------------

LA  83613        ME  MFN212712      MD  SM19 990910  MA  02027311     MI  923555        MN  R-28087.1
-----------------------------------------------------------------------------------------------------

MS  MF-99-04-110 MO  0002-08313     MT  41175        NE  37937        NV  *             NH  *
-----------------------------------------------------------------------------------------------------

NJ  MF-0645      NM  3155           NY  S 28 75 36   NC  *            ND  Y342          OH  37103
-----------------------------------------------------------------------------------------------------

OK  SE-2060863   OR  2001-1466      PA  87-08-112MF  RI  *            SC  MF12210       SD 18921
-----------------------------------------------------------------------------------------------------

TN  RM02-2093    TX  C59101-000-04  UT  006-6364-13  VT  4/23/99-11   VA  117744        WA  60023422
-----------------------------------------------------------------------------------------------------

WV  MF-34889     WI  367262-03      WY  20518        PUERTO RICO S-19806-1
-----------------------------------------------------------------------------------------------------

Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Stock Select Fund
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                ----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           --------------------------------------------------------

    We, as members of management of UMB Scout Stock Fund, Inc. and UMB Scout Stock Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003 and from December 31, 2002 through June 30, 2003.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 and from December 31, 2002 through June 30, 2003, with respect to securities reflected in the investment account of the Company.



UMB SCOUT STOCK FUND, INC.
UMB SCOUT STOCK SELECT FUND


By /s/ Larry Schmidt
   ------------------------------------
   Larry Schmidt, Senior Vice President